Mail Stop 0306


      December 23, 2004


Neil Ayotte
Vice President and Senior Legal Counsel
710 Medtronic Parkway
Minneapolis, Minnesota 55432


Re:	Medtronic, Inc.
      	Registration Statement on Form S-4 filed December 14,
2004
      	Registration No. 333-121239

Dear Mr. Ayotte:

      We have monitored selected issues in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

1. We note the press release issued December 14, 2004, filed pursuant
to Rule 425.  Please advise us how you commenced this offer.  See
Rule 13e-4(e)(2).
2. Refer to Item 10(a)(5).  We note that you incorporate by
reference
the financial information required by Item 1010(a) of Regulation
M-A.
Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to note holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation
H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information. Please revise the Form S-4 to include the book value per share and advise us how you intend to disseminate the information.
3. Please provide us your analysis regarding why the pro forma information described in Item 1010(b) of Regulation M-A is not required.
Registration Statement on Form S-4
Registration Statement Cover Page

4. Please indicate the amount of common stock issuable upon conversion of the New Debentures in the "Calculation of Registration
Fee" table. You should use a good-faith estimate to register the maximum amount of shares that could be issued upon conversion of the
New Debentures. If that estimate is insufficient, the company will need to file a new registration statement to register for resale additional shares at the appropriate time. With regard to your footnote number 4, please note that Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion of the New Debentures. See Phone Interpretation 2S from the March 1999 Supplement (Securities Act Rules subsection). In addition, please ensure that counsel`s legality opinion covers the legality of the shares of common stock that will be registered and also covers the enforceability of the company`s obligations under the rights associated with those shares.
General

5. Please provide a background section in your prospectus that summarizes the issuance of the Old Debentures, the filing of the resale registration statement (Registration Statement No. 333-74994)
declared effective on January 15, 2004, the commencement of your exchange offer, and your intentions with respect to the resale registration statement.
Forward-Looking Statements - Page 2
6. You state that you "undertake no obligation to update any forward-
looking statement . . . ."  This disclosure is inconsistent with your
obligation under Rule 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed. Please revise.
7. We note that you "intend to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995,
and are including this sentence for the express purpose of enabling
[you] to use the protections of the safe harbor with respect to all forward-looking statements." The Private Securities Litigation Reform Act does not apply to statements made in connection with an exchange offer. See Section 21E(b)(2)(C) of the Securities Exchange
Act of 1934. See also Q&A No. 2 in Section I.M. of the Division of
Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov. Please eliminate any reference to the safe harbor and the Act. Summary of the Exchange Offer - Purpose of the Exchange Offer - Page
7; and
The Exchange Offer - Purpose of the Exchange Offer - Page 21

8. Please expand your discussion of the purpose of the exchange offer to indicate the material effects that will result from your consummation of the exchange offering, due to the applicable accounting rules, the conversion features of your New Debentures, or otherwise. Please ensure that your discussion briefly explains the impact that the conversion features of your New Debentures will have on the number of shares that you include in the calculation of the number of your fully diluted shares outstanding as compared to the number of shares that would be have been calculated based upon the conversion features of your Old Debentures.

Summary of the Exchange Offer - Amendment of the Exchange Offer -
Page 8

9. On page 8 you "reserve the right to interpret or modify the terms of the exchange offer." Revise to clarify your ability to "interpret" the terms of the offer. Note that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.

Material Differences Between the Old Debentures and the New
Debentures - Pages 10 to 11

10. Revise your disclosures to describe, in plain English, the following:
* Describe the contingent conversion provisions of the Old
Debentures
so that it is clearer how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.

* Clarify that the exchange will result in your reporting higher
EPS
(retroactively and prospectively) than if the exchange did not occur.
Give an example of what the effect on 2003 reported EPS would be if the exchange did not occur.

11. Confirm supplementally, if true, that you applied the guidance in
EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

12. Revise the summary of material differences of the New Debentures to summarize the material risks of the New Debentures where those risks differ from the risks of the Old Debentures. In this regard, we note that your disclosures beginning on page 16 appear to describe risks associated with the New Debentures only without contrasting them to risks currently existing under the Old Debentures.
In addition, describe the effect on your liquidity and capital resources from the cash settlement provisions of the new debentures, and discuss the means by which you reasonably expect to finance the cash requirement resulting from conversion of the new debentures.

Summary of New Debentures - United States Federal Income Tax
Consequences - Page 14

13. We note your reference to the tax discussion contained in your registration statement filed on December 12, 2001. Rather than referring your investors to that discussion, please revise your registration statement to include a complete discussion of all of the material issues related to the tax treatment of your New Debentures.
Conditions of the Exchange Offer - Page 21

14. Refer to the disclosure at the end of the introductory paragraph, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
Withdrawal of Tenders - Page 25
15. Please revise the second sentence of the first paragraph of this section to clarify the withdrawal rights available pursuant to Rule
13e-4(f)(2)(ii). Also revise to include the date these withdrawal rights will be available.
Accounting Treatment - Page 27

16. Describe the accounting treatment for the exchange transaction (i.e., is there a gain or loss, and why).

Exchange Agent - Page 27

17. Revise to include the information required by Item 1009(a) of Regulation M-A. We are unable to locate a summary of the material terms of your agreement with the exchange or information agent. We are also unable to locate any disclosure of the retainer or other compensation to be paid to either agent.

Material United States Federal Income Tax Considerations - Page 50

18. Please include a brief discussion of the possible alternative material tax consequences if the exchange offer were to constitute a significant modification to the Old Debentures.
Letter of Transmittal

19. It is inappropriate for you to require note holders to affirm that they have reviewed the offer documents. Revise the cover of the letter of transmittal to eliminate this language.
20. In paragraph 7 you imply that you may interpret conditions of the
exchange offer differently for different note holders. Revise to clarify that if you waive a condition of the exchange offer with respect to one note holder, you will waive that condition for all note holders.
*       *       *       *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 824-5354 or me at
(202)
942-1880 with any questions regarding our comments on your filing.

Sincerely,



Peggy A. Fisher
Assistant Director

cc:  Melodie R. Rose, Esq.
	Winthrop B. Conrad, Jr.
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Medtronic, Inc.
December 23, 2004
Page 1